Exhibit 99.1

Uranium Royalty Corp. Files Quarterly Report

Vancouver, British Columbia, Canada, March 16, 2022 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V:URC) (“URC” or the “Company”) announces that it has published its unaudited interim consolidated financial statements for the three and nine months ended January 31, 2022, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

As at January 31, 2022, the Company had approximately C$113 million in cash, marketable securities and physical uranium holdings.

Physical uranium holdings at January 31, 2022 were 1,348,068 pounds U3O8, which were acquired by URC at a weighted average cost of US$39.80 per pound. Based on the most recent daily spot price published by TradeTech LLC of US$54.50, the net realizable value of such holdings has increased by approximately C$27 million since the balance sheet date.

The Company also recorded an increase in the fair value of its equity interests in Yellow Cake plc of approximately C$8 million during the nine months ended January 31, 2022.

During the three and nine months ended January 31, 2022, the Company distributed 1,199,516 and 3,656,855 common shares pursuant to its previously announced at-the-market equity program through the facilities of the TSX-V and NASDAQ for net proceeds of approximately C$7 million and C$21 million, respectively.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.